Filed by Cash America International, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Cash America International, Inc.;

First Cash Financial Services, Inc.

Commission File No.: 001-09733

CORPORATE PARTICIPANTS

Dan Feehan Cash America International, Inc. - Executive Chairman

Rick Wessel First Cash Financial Services, Inc. - Chairman & CEO

Brent Stuart Cash America International, Inc. - President & CEO

Doug Orr First Cash Financial Services, Inc. - EVP & CFO

Tom Bessant Cash America International, Inc. - EVP & CFO

Gar Jackson First Cash Financial Services, Inc. - IR

CONFERENCE CALL PARTICIPANTS

David Scharf JMP Securities - Analyst

John Rowan Janney Capital Markets - Analyst

John Hecht Jefferies LLC - Analyst

Bill Armstrong CL King & Associates - Analyst

Richard Cathcart HSBC - Analyst

Antonio Gonzalez Credit Suisse - Analyst

Henry Coffey Sterne Agee CRT - Analyst

PRESENTATION

Operator

Welcome to the First Cash and Cash America’s Announced Merger of Equals Conference Call. During the presentation all participants will be in a listen-only mode, afterwards we will conduct a question-and-answer session. (Operator Instructions) As a reminder, this conference is being recorded Thursday, April 28, 2016.

I would now like to turn the conference over to Gar Jackson, First Cash, Investor Relations. Please go ahead, sir.

Gar Jackson - First Cash Financial Services, Inc. - IR

Thanks Christy, Good morning and thank you for joining us today. This is Gar Jackson, First Cash, Investor Relations. With me this morning is Rick Wessel, Chairman and Chief Executive Officer of First Cash; Doug Orr, Executive Vice President and Chief Financial Officer of First Cash; Dan Feehan, Executive Chairman of the Board of Cash America; Brent Stuart, President and Chief Executive Officer of Cash America; and Tom Bessant, Executive Vice President and Chief Financial Officer of Cash America. We have a lots of review today.

In addition to discussing the merger announced this morning between First Cash and Cash America, we will also be discussing each company’s separately announced 2016 First quarter results. Press releases and a slide presentation regarding this news are available on the Investor relations section of each company’s website and were also filed with the SEC today.

Cash American’s website will also have an audio recording of additional information regarding Cash American’s first quarter results that is typically covered during its quarterly earnings calls and a transcript of the recording is also filed with the SEC today.

Rick, Brent and Dan will began today’s call with some opening comments and then Dough and Tom will review first quarter results. We will then spend the majority of the prepared remarks discussing the many strategic and financial benefits of the First Cash, Cash America combination. We will of course leave time at the end for questions.

Before we begin, I would like to remind everyone that all statements made during the call that relate to future results and events, including proposed merger are forward-looking statements that are based on current expectations. Actual results and events could differ materially from those projected in the forward-looking statements because of a number of risks and uncertainties that are discussed in each company’s SEC filings, including Forms 10-K, 10-Q, 8-K and other reports and statements and cautionary statements on our websites or press releases that were filed today. All forward-looking statements are expressly qualified in their entirety by these cautionary statements. We assume no obligation to update our forward-looking statements.

I also want to mention before we proceed that a reconciliation of any non-GAAP information provided on this call to the most directly comparable GAAP information is available on the press release or investor presentation filed by each company with the SEC today or in the Investor Relations sections of our website at www.cashamerica.com and www.firstcash.com Non-GAAP financial information is not meant as a substitute for GAAP results, but is included solely for the informational and comparative purposes.

I will now turn the call over Rick Wessel. Rick?

Rick Wessel - First Cash Financial Services, Inc. - Chairman & CEO

Thank you Gar, and good morning everyone. We appreciate you joining us for today’s call. This is an exciting day for First Cash and Cash America. Together, we expect to create the largest single operator of retail pawn stores in the United States and Latin America.

As most of you know on the call know, First Cash has a long track record of significant growth, both here in the United States and especially in Latin America. We’ve been studying how best to build on this success and further enhance growth.

In discussing a potential combination, the Cash America team also quickly solved the logic and the potential value creation upside. And we are thrilled to be here today discussing this news. As Gar said, we have a lot to cover this morning. Before turning it over to Doug and Tom to review the first quarter results, I believe Brent and Dan want to say a few words. Brent?

Brent Stuart - Cash America International, Inc. - President & CEO

Thank you Rick and good morning everyone. All of us at Cash American share Rick’s excitement about the combination. First Cash is the ideal partner for our Company; we have a complementary businesses, two talented leadership teams, and a common vision for success in this industry.

Together, we will be able to reach more consumers in more markets than ever before. And together, we believe we can extend this reach faster than either of us could do alone, while driving value for both our shareholders, and the customers we serve. This is truly a milestone event for both companies, and we look forward to the opportunities and benefits that we believe a combined company can provide.

Dan, I believe you wanted to say a few words.

Dan Feehan - Cash America International, Inc. - Executive Chairman

Yes. Thanks, Brent and good morning to our listeners. As many of you know, for almost 30 years, I’ve had the pleasure of being part of the Cash America team. We’ve achieved significant growth over this period, all the while remaining true to our core purpose of helping ordinary people meet their need and pursue their dreams. I’m very proud of what we’ve accomplished at Cash America and equally confident in our future together with First Cash.

As you heard from Rick and Brent, this transaction is about growth. To drive this growth, the new First Cash will have a platform and a team that is unparalleled across the industry. In addition, this transaction is about creating a stronger company financially. This will be a significantly accretive transaction and together the combined company will have robust cash flows and the financial strength to enhance our expansion plans, including in Latin America and to support meaningful capital returns to shareholders in the form of quarterly cash dividends and share buybacks. I look forward to working with this team to support and guide the combined company’s continued success.

Rick and Brent will be talking with you in more depth about our transaction and the many benefits it creates. But first, let’s quickly review the first quarter results of the respective companies.

Doug, I believe you’re up first.

Doug Orr - First Cash Financial Services, Inc. - EVP & CFO

Thank you, Dan, and good morning. The investor presentations that are available in the website, if you will turn it to Slide 3 in those presentations, I’ll give you a few of the highlights there.

First Cash had a solid 2016 first quarter as we kicked off the year with a 211 store acquisition in three Latin American countries and experience better than expected revenue growth.

Diluted earnings per share were $0.47 for the first quarter of 2016, excluding non-recurring acquisition expenses of $0.01 per share. Excluding these expenses, adjusted earnings per share were $0.48 compared to $0.59 in the prior year period.

Adjusted EBITDA for the first quarter of 2016 was $29.2 million and net income was $13.2 million. First quarter revenue increased 14% on a constant currency basis to $183 million, reflecting 18% constant currency growth in core pawn revenues, partially offset by expected declines in non-core revenue. Core revenue in Latin America, increased a very strong 31% on a currency-adjusted basis and now represents 58% of consolidated core revenues.

Consolidated same-store revenue increased 3% overall for the quarter, driven by a strong same-store growth in Latin America of 8%. Pawn receivables, a leading indicator of future revenue growth increased by 37% in Latin America, 2% in the US, and 19% in total. Given the strength of the first quarter results, First Cash is raising fiscal full-year 2016 guidance to be in a range of $2.25 to $2.45 per share. This is $0.05 above our previously announced range of $2.20 to $2.40 per share. Additional details regarding our first quarter financial results can be found in the separate earnings release we issued this morning.

Now let me turn the call over to Tom.

Tom Bessant - Cash America International, Inc. - EVP & CFO

Thanks Doug, and good morning to our listeners. Cash America also posted a successful first quarter and we finished a penny above our previously published guidance for the quarter. Summarized here on page 3 are a few financial highlights for the quarter and I encourage our listeners to refer to this morning’s press release for an expanded level of financial discussion, including a more comprehensive commentary that is posted on our website.

Here on page 3, we will see that fully diluted earnings per share for the first quarter was $0.42 compared to $0.27 in the prior year, representing an increase of about 56%. During the first quarter of 2016, adjusted EBITDA was $33.3 million and we generated net income of $10.6 million, up 8% and 36% respectively compared to the prior year.

Total revenue for the first quarter of 2016 was $277 million, representing an increase of 2% compared to the prior-year and the strength of a 1% increase in average pawn loan balances outstanding during the period.

Same-store pawn loan balances finished the quarter up 1.2%, reversing a string of negative year-over-year comparisons dating back to the fourth quarter of 2014. So, overall, a solid first quarter for Cash America, leading us to increase our previously published guidance for fiscal year 2016 EBITDA and earnings per share, which is now $125 million to $133 million for EBITDA and between $1.30 and $1.50 for EPS. We’re also initiating our expectations for Q2 2016 of between $0.12 and $0.18 per share compared to an adjusted earnings per share of $0.06 in the second quarter of 2015.

Now I’ll turn the call back over to Rick.

Rick Wessel - First Cash Financial Services, Inc. - Chairman & CEO

Thank you, Tom. If everyone would now turn to slide 4 of our presentation. The terms of the transaction are straight-forward. The two companies will combine in a tax-free all-stock transaction under which Cash American shareholders will receive a fixed exchange ratio of 0.84 First Cash shares for each Cash America share they own.

Following the close of the transaction, First Cash shareholders will own approximately 58% of the combined Company and Cash America shareholders will own approximately 42%. I think it is undisputable that First Cash and Cash America benefit from some of the strongest leadership teams in the industry and I’m pleased to report that the combined company will capitalize on these capabilities.

Dan Feehan will serve as Chairman of the new First Cash. I will serve as CEO and Vice Chairman. Brent will serve as President and Chief Operating Officer, and Doug Orr will serve as our CFO. The new Board will also reflect both companies, with three Directors designated by First Cash and three designated by Cash America and a former First Cash Director endorsed by Cash America. This is a stellar leadership team with a proven M&A record having successfully completed and integrated nearly 400 store acquisitions since 2013. And having worked closely with Dan, Brent and the Cash America team over the past months, I’m even more confident convinced that our future together is bright. Equally compelling for the financial and statistic benefits of the transaction.

Two highlights here are, expected $50 million of annual run rate synergies and the expected dividend of the combined Company. Doug will discuss these savings in more detail. As it pertains to the annual dividend, $0.76 per share is a meaningful increase over the current dividends of both First Cash and Cash America. The size of this dividend reflects our confidence in both the strength and the sustainability of the combined company’s cash flows.

Let me also make clear that even with this dividend we will still have the capability to pursue growth including in Latin America, which we expect to be the primary growth market for the new First Cash. As noted on the slide, closing of the transaction is subject to the expiration or termination of the HSR waiting period, as well as the approval of both companies’ shareholder. Based upon this, we feel quite comfortable with the second half of 2016 closing timeline that we’ve announced.

If you now turn to slide 5. The benefits of this transaction are both statistically and financially compelling, as you see here. I’ve already discussed the team. So now let me turn to the scale and reach of our new platform. In particular, the new First Cash will have operations in four countries, including almost 1,200 stores in the United States and 936 locations in Latin America, we will be one of the largest pawn retailers in both the United States and Latin America.

This scale and the business profile of the combined company results in powerful cash flows. On a pro forma basis, First Cash would have had first quarter 2016 last 12 month adjusted EBITDA of approximately $279 million. In addition to supporting a significant return of capital, we will also prioritize growth investments for this cash. Latin America will be our primary store growth vehicle, and you will hear more about those plans shortly.

Turning to accretion, the combinations will be highly accretive to both companies. Looking at standalone expectations, the transaction will be approximately 10% accretive to First Cash’s expected earnings per share in 2017 and approximately 35% accretive to Cash America’s expected 2017 earnings per share. In this new platform — with this new platform and these many benefits as the new First Cash, we believe we are well positioned for great success and value creation than either company could have achieved on its own.

Now, let me hand the call over to Doug.

Doug Orr - First Cash Financial Services, Inc. - EVP & CFO

Thank you, Rick. As you can see on Slide 6 in the presentation, the First Cash, and Cash America operations are quite complementary in terms of both geographic regions and business lines. On a pro forma basis, Latin American locations will still represent 45% of the new First Cash store count, and just under a quarter of our revenue mix.

As Rick stated, Latin America will be the primary growth region for the company, and the combined financial resources from the transaction will enhance our ability to pursue expansion plans, and grow the percentage of LatAm revenues over time.

At the bottom of page, you’ll see that pawn operations will continue to be the primary focus of the combined company, with 94% of the revenue mix coming from pawn related merchandise sales and pawn service fees.

Now let’s turn to slide 7, as you can see here, pro forma revenues are approximately $1.75 billion and the combined company would have pro forma adjusted EBITDA of approximately $279 million for the last 12 months. I want to emphasize the enhanced financial position for the new First Cash. The combined company will have a strong balance sheet and robust cash flows. This is essentially a leverage neutral transaction and in fact our leverage ratio, as defined by as total debt to EBITDA, will be only approximately 1.5 to 1 on a pro forma basis. In addition to contributing to our ability to finance growth plans, this credit profile is also expected to lead to lower long-term financing costs.

Now let’s turn to slide 8, you’ll see that we’ve identified approximately $50 million of expected annual run rate synergies associated with the transaction. Approximately $35 million of the synergies will come from areas that you would typically expect when combining two organizations, including areas involving technology platforms, finance and other administrative functions. We expect over 80% of these saving to be realized in the first 24 months. The balance of the saving includes approximately $15 million of technology related depreciation savings most of which will be realized immediately. It is important to note that we are not currently modeling any changes to our store count, as we said, this transaction is about growth and that is where we’re focused.

Now let me turn the call over to Brent.

Brent Stuart - Cash America International, Inc. - President & CEO

Thanks, Doug. We’ll turn to slide 9 and as you can see on slide 9, and as I highlighted earlier, the increased scale resulting from our combination will enable us to serve more customers and more markets than ever before. In the US, there is limited overlap of stores in most US markets. In fact Cash America has a significant presence in many markets where First Cash has no presence and/or has targeted for growth, such as Las Vegas, Florida, Washington State, Arizona and Louisiana among others.

First Cash has a significant presence in states such as Colorado and the Mid-Atlantic states where Cash America has a limited number of stores. Adding diversification and growth to the combined company, First Cash also has a leading presence in Latin America with 936 stores and we expect continued growth there after the transaction closes, which Rick will discuss in more detail. Rick?

Rick Wessel - First Cash Financial Services, Inc. - Chairman & CEO

Thank you, Brent. As many of you know, we at First Cash have made a number of acquisitions in Latin America over the past several years and now have operations in Mexico, Guatemala and El Salvador. Given the consumer dynamics in the region and the demand overall for pawn services, Latin America offers significant growth opportunities for the combined company and it will be the primary store growth vehicle for the new First Cash.

In Mexico, we see runway for both store openings and strategic acquisitions. We have also identified numerous expansion opportunities in other Latin American markets. You’ve heard me talk in the past about our first-mover advantage. With Cash America, we can now enhance our ability to pursue growth plans in the region. Compounding on this first-mover advantage, which equates to exciting times for the newly combined company, and significant value creation for our shareholders.

The US will also remain a key market, the US growth will focus on targeted unit expansion and smaller fill-in acquisitions where it makes sense. Typical valuations will be in the 4X to 6X store level EBITDA and targeted return on invested capital of 10%.

Now let’s turn to Slide 11. In closing, First Cash’s merger with Cash America’s, a transformational combination that creates compelling growth and value creation opportunities for both companies’ stakeholders. We believe the upside potential is substantial, and with our combined teams and platforms, Brent and I have great confidence that we will capture this upside and fully deliver on the value inherent in the new First Cash.

Brent, would you like to add anything else?

Brent Stuart - Cash America International, Inc. - President & CEO

Thank you, Rick. I certainly share your enthusiasm about the combined company and our future together. In addition to combining two complementary businesses, our merger brings together two organizations with the commitments to providing attractive products, services and solutions for under banks and value conscious consumers. All of us at Cash America are thrilled to be partnered with First Cash, as we enter into this new chapter of growth and value for our shareholders and the customers we serve.

With that, operator, I believe we are ready to take some questions.

QUESTION AND ANSWER

Operator

(Operator Instructions) David Scharf, JMP Securities.

David Scharf - JMP Securities - Analyst

Maybe to start, as we digest the accretion, expected accretion and synergies that you’ve provided, can you give any more granularity perhaps and how we ought to think about the combined free cash flow generation over the course of the next year or so?

Doug Orr - First Cash Financial Services, Inc. - EVP & CFO

Well, we haven’t provided cash flow guidance at this point, so I don’t want to comment on that right now. But I mean obviously you got to — everybody has got two standalone models and we provided specifics around the synergies, again there will be some flex in the (inaudible) are realized, but we think that the majority those synergies will be realized over the first 24 months. So, if that helps you, I think you get there.

David Scharf - JMP Securities - Analyst

Yes, fair enough, Dough. I was looking for a shortcut, but will do the work. Shifting to just the results this quarter, it look like in the US, both companies seem to see a directional improvement on the demand side. Can you comment what the near-term outlook is? What you’re seeing, whether there is evidence that from a borrowing standpoint that may be the impact of low gas prices after a year are finally kicking in and consumers maybe a little more buoyant in terms of discretionary spend and borrowing?

Brent Stuart - Cash America International, Inc. - President & CEO

This is Brent here. From Cash America’s perspective, if I orient back to my comments in the Q4 call, coming into 2016, I believe I used the term cautiously optimistic. We were — that was the third quarter in a row that we had seen same store improvement quarter-over-quarter and Q1 was really the quarter that kind of were the logjam for us for free.

I will tell you, there seem to be higher demand and higher traffic in our stores early in the quarter. Not sure how much of that was related to the inconsistencies with the tax refund period in Q1, but that demand held pretty consistent throughout the quarter. So, I’ll use that phrase cautiously optimistic as we come out of Q1 into Q2 that that demand sustains itself, but the materiality and as you can remember Tom and I are talking about for several quarters, the fact that we finally turned the quarter and that same-store pawn loan balance growth is being positive since 2014 is pretty material for us coming out of a quarter.

Operator

John Rowan, Janney Capital Markets.

John Rowan - Janney Capital Markets - Analyst

It’s pretty odd to have everyone on the call at the same time. Obviously this deal is entirely stock, is there any type of stipulation in the merger agreement regarding First Cash’s stock price and whether or not there would be any type of break-up contingency in the agreement?

Dan Feehan - Cash America International, Inc. - Executive Chairman

John, it’s Dan. So, we’ve got, as Rick indicated in his prepared remarks, we’re fixed in exchange ratio of 0.84 times and there is nothing in the merger agreement that deals with any volatility in stock prices. We’re committed to that exchange ratio.

John Rowan - Janney Capital Markets - Analyst

Okay. And then just regard to the cost savings, obviously — on a standalone basis 10% accretive to First Cash, 35% accretive to Cash America. What — just ballpark, what level of cost synergies are contemplated in that — is that half of the $50 million run rate? Is it three quarters? I’m just trying to make sure I understand what stage of the game you’ll be at, as far as the cost savings in 2017?

Doug Orr - First Cash Financial Services, Inc. - EVP & CFO

I mean, there’s a lot of factors John, and I don’t want to give you the exact number, because there is a lot of work we’ve got to do between now and closing and we don’t have an exact closing date and so it’s really hard to give you a number. But we fully believe that within 24 months of the closing that we’ll get the majority of the cost saves in place on a run-rate forward basis. So you’ll just have to deduce from that what you want, but it’s going to be — some of them are going to come in pretty quickly, and some will take some time.

Dan Feehan - Cash America International, Inc. - Executive Chairman

Yes, the depreciation expense that was in the deck earlier was indicated to come in immediately. So that’s one thing you can count on that $15 million as the number you can count on right away.

Doug Orr - First Cash Financial Services, Inc. - EVP & CFO

Exactly.

John Rowan - Janney Capital Markets - Analyst

Since you brought it up, it’s not really a follow-up. That $15 million, what is that that’s going to be immediate?

Doug Orr - First Cash Financial Services, Inc. - EVP & CFO

Well, we’re combining our technology platforms. And I think there’s some opportunities just in the way the purchase accounting and putting those on the balance sheet that we’ll be able to reduce some of the built-in depreciation that’s currently only the Cash America side of the ledger.

Brent Stuart - Cash America International, Inc. - President & CEO

Yes. John, if you orient yourself back to previous calls, Tom and I have spent a fair amount of time talking about our point-of-sale system and the continued development associated with that system. So you can assume that a fair amount — or most of that will come through basically just change in the POS platform and sun-setting the platform that we are on.

Operator

John Hecht, Jefferies.

John Hecht - Jefferies LLC - Analyst

Just kind of thinking about the combined entity, first of all, from a kind of branding and marketing perspective, are you going to keep the stores with the same names or over time modify the names and tied to that, just given that you’re so much larger than anybody else in the markets you’re in, what kind of localized marketing strategies can you deploy to capture the advantages associated with that and maybe drive some customer acquisitions?

Rick Wessel - First Cash Financial Services, Inc. - Chairman & CEO

John, this Rick Wessel. I mean over the long run, I would expect you to be able to see a First Cash store and Cash America store in the same marketplace. We’re not planning on changing any of our core brand names now or in the future. So in the very long-term, you’ll still see Cash America and First Cash stores in the same marketplaces. Over the past, whenever we’ve made acquisitions, we’ve gradually changed the names to First Cash over time. But this one is just a merger and both brands have significant value, and we’re going to keep that value in place, but because of the customers it does carry a lot of value with the consumers.

Brent Stuart - Cash America International, Inc. - President & CEO

Yes. John, this is Brent, to expand on that, we want to make sure that whatever we do is undisruptive for the customers. We want this to be as transparent for them and our employees as possible. As mentioned before, it’s a complementary merger, this basically picks up 12 new states for First Cash, it and picks up six new states for Cash America, so there is very little overlap. So there is really no reason to do anything with the branding at this time.

John Rowan - Janney Capital Markets - Analyst

What about on being able to take advantage of the size differential and within markets and branding and marketing to get to, I guess, gather new customers?

Brent Stuart - Cash America International, Inc. - President & CEO

I think for us, again, we feel that the merger is complementary and I think that those stores that are operating today with those unique brands are successful. So anything that we can do to maintain that consistency and stability for our customers and our employees is going to be top of mind for us.

Rick Wessel - First Cash Financial Services, Inc. - Chairman & CEO

And John, we don’t — I mean, as far as advertising spend, we do very, very little on the advertising spend side. I mean the store front, the store name, the signage, that’s our primary advertising and therefore, we don’t need to look at consolidation and economies of scale on the marketing side.

Brent Stuart - Cash America International, Inc. - President & CEO

Yes. We also don’t want to shortcut ourselves either, John. I mean this — we are dealing with a fairly migratory customers. So it’s not atypical for them to be dealing with multiple locations, either on the loan side or the retail side. So we don’t want to do anything again to disrupt the customer flow and traffic.

Operator

Bill Armstrong, C.L. King & Associates.

Bill Armstrong - CL King & Associates - Analyst

Congratulations. In terms of the synergies, you got a couple of headquarter buildings located fairly close to each other, do the synergies contemplate the closure or sale of one of these buildings?

Rick Wessel - First Cash Financial Services, Inc. - Chairman & CEO

Bill, we don’t, First Cash, we’re just renting our space in Arlington and Cash America owns this building in Fort Worth. And I think that over time, I mean we’re going to — they got extra space here, it’s Cash America’s building, it only makes sense that we’ll be migrating 15 miles down the road to Cash American’s building, but our space is just a rented real estate, so that’ll be easy to divest that one.

Brent Stuart - Cash America International, Inc. - President & CEO

Yes, that’s actually (multiple speakers) the Cash America building will be the corporate headquarters going forward, so it makes it easy for them to transition into this space.

Bill Armstrong - CL King & Associates - Analyst

Got it, okay that makes sense. And you just — just a little bit before, in terms of store overlap, I guess probably where you have the most overlap would be in Texas, do you anticipate any — the need to close any stores, either due to competitive situations or possibly antitrust issues?

Brent Stuart - Cash America International, Inc. - President & CEO

Bill, this is Brent again, I’ll reorient everyone around this complementary merger. I mean, when you look at the geography as large as Texas is, even though we both have our corporate headquarters here in a fairly large presence, we on the surface feel there is very little overlap. So we’ll let that process play out and then go from there. But on the surface, we still feel this is very complementary and we don’t expect any store closures at this point in time, so.

Bill Armstrong - CL King & Associates - Analyst

Okay, great. And maybe just one other if I could squeeze it in. What was behind the decision to increase the dividend, it looks like the combined payout is significantly higher than the payout that you guys had separately. What was the thought process there?

Dan Feehan - Cash America International, Inc. - Executive Chairman

Bill, this is Dan, I’ll take that question. We looked at the combined financial strength of the company and the combined earnings capacity and cash flow of the business, it was clear that there was plenty of cash flow coming out of the Latin American operations of First Cash to continue to fund their growth in Latin America, and there was plenty of cash flow coming out of the combined US businesses to focus on returns to shareholders. So when we looked at the ongoing cash flows of the business, it was clear that we have the capacity to increase the dividend and when you work that $0.76 through the models, it’s about a 50% increase to First Cash shareholders and almost a double to the Cash America shareholders. So, again, we think it demonstrates our belief in the financial strength of this combined entity and our belief on the ongoing future of being able to return cash to shareholders in the form of dividends and potential share buybacks.

Operator

Richard Cathcart, HSBC.

Richard Cathcart - HSBC - Analyst

I just wanted to follow-up on slide 10 of the presentation that went through, talking about the ongoing growth strategy, you’ve highlighted a few markets in LatAm and [North America] expansion opportunities. Can you just kind of give us a bit of information on where you are at with expansion into countries like Colombia and Peru, whether that is now kind of a bit more on the back burner if you focus on kind of putting the two companies together or whether we might see something happening on the ground there that’s [leased in]. Thanks very much.

Rick Wessel - First Cash Financial Services, Inc. - Chairman & CEO

This is Rick Wessel. Now, I mean one of the strengths of this merger is that we have a very distinct management team in the US operating and in Latin America, and we won’t have any problems at all continuing with our strategy in Latin America and future expansion into another country in South America is very, very high on our priority list. So, I think you’ll see something this year.

Operator

Antonio Gonzalez, Credit Suisse.

Antonio Gonzalez - Credit Suisse - Analyst

I want to follow-up on Latin America just for me. I wanted to ask first, what limitation if any, because obviously I guess cash flow will not be a problem, given the current profile of the combined company, and what limitations you find in Latin America to accelerate growth? In terms of timing, you mentioned, Rick, may be something as soon as a year could be feasible. I just wanted to ask, do you foresee maybe a period in which that integration of the US operations could interrupt these Latin America expansion? And just finally, can you share more from the qualitative point of view, how are you preparing your team to hopefully even accelerate the growth in Latin American and do you think you can eventually reach a number of store openings higher than 60 per year in future?

Rick Wessel - First Cash Financial Services, Inc. - Chairman & CEO

Antonio, this is Rick Wessel. Yes, I mean that is the strength of the combination is the team that we have in Mexico. We have 6,500 employees and we have a lot of talent, we’ve been developing people down there for 15 years now. So, we have a lot of people that are very anxious to move to other markets and expand the First Cash brand to other countries. So we don’t see any limitation on our ability to continue to execute on an expansion strategy in Latin America.

And as far as our 60 stores per year, yes, we would expect to be able to accelerate that number over the next few years. And as far as cash flows, I mean, Mexico can support this expansion on its own standalone basis. I mean, we have about roughly $50 million US equivalent sitting in Mexico right now that’s available for future expansion.

Brent Stuart - Cash America International, Inc. - President & CEO

And the amount of cash flow at the US business will be generated and will support the dividends and any future share repurchasing activities. So that cash flow in Mexico can be distributed for that accelerated growth. So, we feel pretty confident and that’s why this deal is so strong.

Doug Orr - First Cash Financial Services, Inc. - EVP & CFO

Antonio, this is Doug. I mean, the other thing that cash flow gives us is just the ability, if opportunistically, additional acquisitions come along such as (inaudible), the one that we just did. I mean, we’ve got plenty to firepower to take advantage of those opportunities as well.

Operator

Henry Coffey, Sterne Agee CRT.

Henry Coffey - Sterne Agee CRT - Analyst

Bit of a surprise, but congratulations to all, and good quarters. On the balance sheet side, two related questions, and I’ll ask them both and then you can kind of focus on that. Number one, the new First Cash is going to a own a bunch with Enova stock. What is the thought process about liquidating that? And number two, there have been — the First Cash — when I look at the First Cash debt, there seems to be more restrains on ability to buy back stock / pay dividends, if I remember Doug, it’s 50% of trailing earnings. Obviously that increases this, but as you put the new companies together, are there going to be opportunities to restructure existing capital to kind of free up that restrain. There is a trigger anything in terms of requirements that you buy back the debt, I was wondering if you could kind of focus on both that Enova stock and the ability to [keep it up] some of your exiting covenants?

Brent Stuart - Cash America International, Inc. - President & CEO

Henry, this is Brent, I’ll answer part A of your two part questions. On the Enova stock, if you will look at our release, we mentioned in there pretty detailed exert that we did get confirmation and the affirmation that we did get the extension on our private letter ruling, which extends our disposition in divestiture period through September of 2017. So from between now and then, we’ll be working on a divestiture strategy and that cadence really hasn’t changed for us. The only thing that has changed is getting confirmation that our period was extended through September of 2017.

Henry Coffey - Sterne Agee CRT - Analyst

You are not going to sell, you are not just going to blow that out and move on?

Brent Stuart - Cash America International, Inc. - President & CEO

No, Henry, I mean at this point in time, based on where we’re at, we don’t really need the cash and so if this — we’ll let it play out and work on a more conjoint divestiture strategy as we move forward.

Henry Coffey - Sterne Agee CRT - Analyst

Great, thank you. And Doug.

Doug Orr - First Cash Financial Services, Inc. - EVP & CFO

Yes, I’ll talk about the cash flow and the shareholder return strategies and everything. I mean as it’s already been pointed out, I mean the combination of the significant addition of US cash flows that this brings to the First Cash is very significant and it gives us a lot more capability to continue both, upsize of the dividend and after the new companies come together to start a share repurchase program again. So there is going be a lot of additional capacity just from combining the companies.

And then secondarily, this is a leverage-neutral transaction. We think that we’ll be in a very good position to combine and upsize our bank facilities. Beginning in spring of next year, we’ll be in a position that we can ultimately refinance our existing long-term debt at some point. So I think we’ve got a lot of options and I think the cash flow constraints are really very nominal, as we see them at this point.

Operator

(Operator Instructions) David Scharf, GMP Securities.

David Scharf - JMP Securities - Analyst

Rick, I just wanted to clarify the earlier discussion on building out Latin America, did you imply that Peru and Colombia are markets you are anticipating entering this year, did I hear that correctly?

Rick Wessel - First Cash Financial Services, Inc. - Chairman & CEO

Well, I mean, if you look at page — slide 10 of the presentation, we highlighted four countries that are on our short list. A couple of them are in Central America, they are a little bit smaller countries, but the larger ones are Colombia and Peru and we’ll probably take them one at a time and Colombia is probably at the top of that short list.

David Scharf - JMP Securities - Analyst

Okay. And I know you’ve been looking at those markets for a number of years, the recent entry into Guatemala, El Salvador, there seem to be a enough seller, is this anticipated to be a de novo entry, sort of piecemeal or there are actually some existing operations of scale?

Rick Wessel - First Cash Financial Services, Inc. - Chairman & CEO

At the present time, it’d probably be a de novo entry. It’d be very similar to what we did in Mexico. In 1999 we went in there with five stores and we didn’t begin growing for three years, but I think with the management talent that we have in Mexico, if we go into Colombia with a pilot test store group, three stores to five stores, I think we could begin the rollout and expansion much faster than three years like last time in Mexico. So, anyhow, we just got to keep building on — we got 16 years, 17 years now experience in Latin America that we need to — that we can capitalize on.

David Scharf - JMP Securities - Analyst

Got it. And just on the combined tax rate, how should we be thinking about it, given the year the new geographic mix of earnings?

Rick Wessel - First Cash Financial Services, Inc. - Chairman & CEO

I think it’s modeled somewhere around 34%, 35%. Obviously, we get a little bit of advantage from the lower tax rate we have in Latin America, which effectively averages out, somewhere around 29%.

David Scharf - JMP Securities - Analyst

Okay, but 34%, 35% on a pro forma basis is reasonable. Okay, and then lastly, given the increased scale of the combined operations, any thoughts on the non-pawn operations that remain whether there is a desire to perhaps exit those on a more expedited basis or still retain some of the personal lending businesses and the units in Ohio?

Brent Stuart - Cash America International, Inc. - President & CEO

Yes, this is Brent. I mean it will be — as both companies are continuing to de-emphasize non-strategic products and services, it’s going to be a de minims part of our business going forward. It’s — I believe, 6% of total combined revenues. So when you look at how the revenue shifts to more pawn-centric focused, we’ll continue to maintain the products that we have in place. You shouldn’t expect to see any expansion of that product going forward.

Operator

Thank you. There are no further questions at this time.

Doug Orr - First Cash Financial Services, Inc. - EVP & CFO

All right. Well, thanks again to all of you for joining us today and we look forward to talking to you more over the coming weeks and months.

Operator

Ladies and gentlemen, that does conclude the conference call for today. We thank you for your participation and ask that you please disconnect your line.

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Forward Looking Statements

This communication contains “forward-looking statements” (as defined in the Securities Litigation Reform Act of 1995) regarding, among other things, future events or the future financial performance of First Cash and Cash America. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” “will,” “estimates,” “may,” “could,” “should” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. The closing of the proposed transaction is subject to the approval of the stockholders of First Cash and Cash America, regulatory approvals and other customary closing conditions. There is no assurance that such conditions will be met or that the proposed transaction will be consummated within the expected time frame, or at all. Forward-looking statements relating to the proposed transaction include, but are not limited to: statements about the benefits of the proposed transaction, including anticipated synergies and cost savings and future financial and operating results; future capital returns to stockholders of the combined company; First Cash’s and Cash America’s plans, objectives, expectations, projections and intentions; the expected timing of completion of the proposed transaction; and other statements relating to the transaction that are not historical facts. Forward-looking statements are based on information currently available to First Cash and Cash America and involve estimates, expectations and projections. Investors are cautioned that all such forward-looking statements are subject to risks and uncertainties, and important factors could cause actual events or results to differ materially from those indicated by such forward-looking statements. With respect to the proposed transaction, these risks, uncertainties and factors include, but are not limited to: the risk that First Cash or Cash America may be unable to obtain governmental and regulatory approvals required for the transaction, or that required governmental and regulatory approvals may delay the transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; the risk that required stockholder approvals may not be obtained; the risks that condition(s) to closing of the transaction may not be satisfied; the length of time necessary to consummate the proposed transaction, which may be longer than anticipated for various reasons; the risk that the businesses will not be integrated successfully; the risk that the cost savings, synergies and growth from the proposed transaction may not be fully realized or may take longer to realize than expected; the diversion of management time on transaction-related issues; the risk that costs associated with the integration of the businesses are higher than anticipated; and litigation risks related to the transaction. With respect to the businesses of First Cash and/or Cash America, including if the proposed transaction is consummated, these risks, uncertainties and factors include, but are not limited to: the effect of future regulatory or legislative actions on the companies or the industries in which they operate and the effect of compliance with enforcement actions, orders or agreements issued by applicable regulators; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect and/or risks related to the ability to obtain financing; economic and foreign exchange rate volatility, particularly in Latin American markets; adverse gold market or exchange rate fluctuations; increased competition from banks, credit unions, internet-based lenders, other short-term consumer lenders and other entities offering similar financial services as well as retail businesses that offer products and services offered by First Cash and Cash America; decrease in demand for First Cash’s or Cash America’s products and services; public perception of First Cash’s and Cash America’s business and business practices; changes in the general economic environment, or social or political conditions, that could affect the businesses; the potential impact of the announcement or consummation of the proposed transaction on relationships with customers, suppliers, competitors, management and other employees; risks related to any current or future litigation proceedings; the ability to attract new customers and retain existing customers in the manner anticipated; the ability to hire and retain key personnel; reliance on and integration of information technology systems; ability to protect intellectual property rights; impact of security breaches, cyber-attacks or fraudulent activity on First Cash’s or Cash America’s reputation; the risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the potential of international unrest, economic downturn or effects of currencies, tax assessments or tax positions taken, risks related to goodwill and other intangible asset impairment, tax adjustments, anticipated tax rates, benefit or retirement plan costs, or other regulatory compliance costs.

Additional information concerning other risk factors is also contained in First Cash’s and Cash America’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other Securities and Exchange Commission (“SEC”) filings.

Many of these risks, uncertainties and assumptions are beyond First Cash’s or Cash America’s ability to control or predict. Because of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements. Furthermore, forward-looking statements speak only as of the information currently available to the parties on the date they are made, and neither

First Cash nor Cash America undertakes any obligation to update publicly or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this communication. Neither First Cash nor Cash America gives any assurance (1) that either First Cash or Cash America will achieve its expectations, or (2) concerning any result or the timing thereof. All subsequent written and oral forward-looking statements concerning First Cash, Cash America, the proposed transaction, the combined company or other matters and attributable to First Cash or Cash America or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Additional Information And Where To Find It

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed transaction between First Cash and Cash America or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. The proposed transaction between First Cash and Cash America will be submitted to the respective stockholders of First Cash and Cash America for their consideration. First Cash will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of First Cash and Cash America that also constitutes a prospectus of First Cash. First Cash and Cash America will deliver the joint proxy statement/prospectus to their respective stockholders as required by applicable law. First Cash and Cash America also plan to file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for any prospectus, proxy statement or any other document which First Cash or Cash America may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF FIRST CASH AND CASH AMERICA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FIRST CASH, CASH AMERICA, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about First Cash and Cash America, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. First Cash and Cash America make available free of charge at www.firstcash.com and www.cashamerica.com, respectively (in the “Investor” or “Investor Relations” section, as applicable), copies of materials they file with, or furnish to, the SEC.

Participants In The Merger Solicitation

First Cash, Cash America, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of First Cash and Cash America in connection with the proposed transaction. Information about the directors and executive officers of First Cash is set forth in its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 30, 2015. Information about the directors of Cash America is set forth in its proxy statement for its 2016 annual meeting of shareholders, which was filed with the SEC on April 7, 2016, and information about the executive officers of Cash America is set forth in Cash America’s Annual Report on Form 10-K, which was filed with the SEC on February 26, 2016. These documents can be obtained free of charge from the sources indicated above. Other information regarding those persons who are, under the rules of the SEC, participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.